Blue Ridge Real Estate Company

Route 940 and Moseywood Road

P O Box 707

Blakeslee, Pennsylvania 18610

September 19. 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549-4720

Attn:    Tom Kluck

Re:

Blue Ridge Real Estate Company (the “Company”)

Registration Statement on Form S-4 (Filing No. 333-190924)

Dear Mr. Kluck:

As per your conversation on September 17, 2013 with our counsel, Joanne R. Soslow of Morgan, Lewis & Bockius LLP, and in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Thursday, September 19, at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

Pursuant to the letter dated September 16, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, in connection with this request for effectiveness, the Company acknowledges the following:

The disclosure in the filing is the responsibility of the Company.  The Company represents and acknowledges to the Commission that:

(i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii) the Company may not and will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Blue Ridge Real Estate Company

By:   /s/ Bruce Beaty

       Bruce Beaty

       President and Chief Executive Officer

cc:

Joanne R. Soslow, Esquire